SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this "**Agreement**"), dated as of July 24, 2025, is entered into by and between ANTELOPE ENTERPRISE HOLDINGS LIMITED, a British Virgin Islands corporation ("**Company**"), and STREETERVILLE CAPITAL, LLC, a Utah limited liability company, its successors and/or assigns ("**Investor**"). Capitalized terms used but not otherwise defined herein will have the meanings set forth in Section 16.

A. Company and Investor are executing and delivering this Agreement in reliance upon an exemption from securities registration afforded by the Securities Act of 1933, as amended (the "**1933 Act**"), and the rules and regulations promulgated thereunder by the United States Securities and Exchange Commission (the "**SEC**").

B. Investor desires to purchase and Company desires to issue and sell, upon the terms and conditions set forth in this Agreement: (i) one or more Pre-Paid Purchases, in form substantially similar to that attached hereto as Exhibit A (each, a "**Pre-Paid Purchase**"), in the aggregate purchase amount of up to $50,000,000.00 (the "**Commitment Amount**"), for the purchase of Class A ordinary shares, no par value per share, of Company (the "**Ordinary Shares**"), upon the terms and subject to the limitations and conditions set forth in such Pre-Paid Purchase; and (ii) 130,500 Ordinary Shares to be delivered by Company to Investor at Closing (as defined below) as a commitment fee for the Pre-Paid Purchase facility set forth herein (the "**Commitment Shares**").

C. This Agreement, the Pre-Paid Purchases, and all other certificates, documents, agreements, resolutions and instruments delivered to any party under or in connection with this Agreement, as the same may be amended from time to time, are collectively referred to herein as the "**Transaction Documents**".

D. For purposes of this Agreement: "**Purchase Shares**" means all Ordinary Shares issuable pursuant to the Pre-Paid Purchases; and "**Securities**" means the Pre-Paid Purchases, the Commitment Shares, the Pre-Delivery Shares (as defined the Initial Pre-Paid Purchase (as defined below)), and the Purchase Shares.

NOW, THEREFORE, in consideration of the above recitals and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Company and Investor hereby agree as follows:

1. Purchase and Sale of Securities.

1.1. Securities. Company shall issue and sell to Investor and Investor shall purchase from Company the Securities. In consideration thereof, Investor shall pay the Purchase Price (as defined below) at Closing.

1.2. Form of Payment. On the Closing Date (as defined below), Investor shall pay the Purchase Price to Company via wire transfer of immediately available funds against delivery of Pre-Paid Purchase #1 in the original principal amount of $2,427,500.00 (the "**Initial Pre-Paid Purchase**") and the Commitment Shares.

1.3. Closing Date. Subject to the satisfaction (or written waiver) of the conditions set forth in Section 8 and Section 9 below, the date of the issuance and sale of the Initial Pre-Paid Purchase and the Commitment Shares pursuant to this Agreement (the "**Closing Date**") shall be July 24, 2025, or another mutually agreed upon date. The closing of the transactions contemplated by this Agreement (the "**Closing**")

shall occur on the Closing Date by means of the exchange of electronic signatures, but shall be deemed for all purposes to have occurred at the offices of Hansen Black Anderson Ashcraft PLLC in Lehi, Utah.

1.4. Collateral for Pre-Paid Purchases. The Crypto Pre-Paid Purchase (as defined below) will be secured. All other Pre-Paid Purchases will be unsecured.

1.5. Purchase Price. The Initial Pre-Paid Purchase carries an original issue discount of $157,500.00 ("**OID**"). The OID for the Initial Pre-Paid Purchase will be included in the initial principal balance of the Initial Pre-Paid Purchase. In addition, Company agrees to pay $20,000.00 to Investor to cover Investor's legal fees, accounting costs, due diligence, monitoring and other transaction costs incurred in connection with the purchase and sale of the Securities (the "**Transaction Expense Amount**"). The OID and Transaction Expense Amount will be included in the initial principal balance of the Initial Pre-Paid Purchase. The "**Purchase Price**", therefore, shall be $2,250,000.00, computed as follows: $2,427,500.00 initial principal balance, less the OID, less the Transaction Expense Amount.

1.6. Request for Additional Pre-Paid Purchases. The parties hereby agree that Company may, at its sole and absolute discretion, at any time and from time to time during the Commitment Period, subject to the satisfaction of the conditions set forth in Annex I attached hereto, request a Pre-Paid Purchase in an amount no more than the Maximum Purchase Amount and no less than the Minimum Purchase Amount from Investor by providing a written notice of such request to Investor (each, a "**Request**"). The closing of each Pre-Paid Purchase shall take place on or before the third (3rd) Trading Day (as defined in the Initial Pre-Paid Purchase) following the date of such Request (the date of the closing of each Pre-Paid Purchase shall be referred to as the "**Pre-Paid Purchase Date**"). Subject to the satisfaction of the conditions set forth in Annex I attached hereto as of such Pre-Paid Purchase Date, Investor shall pay to Company the amount set forth in such Request (which amount shall serve as the purchase price of such Pre-Paid Purchase) in immediately available funds to an account designated by Company in writing on each Pre-Paid Purchase Date immediately following delivery of the applicable fully executed Pre-Paid Purchase in a form substantially similar to the Initial Pre-Paid Purchase except as noted in this Section 1.6. Each Pre-Paid Purchase will be considered a separate instrument with a separate outstanding balance and holding period. The OID for each subsequent Pre-Paid Purchase after the Initial Pre-Paid Purchase will be seven percent (7%) of the amount set forth in the applicable Request and each subsequent Pre-Paid Purchase will accrue interest at the rate of eight percent (8%) per annum. The Floor Price (as defined in the Pre-Paid Purchases) for each Pre-Paid Purchase will be twenty percent (20%) of the Nasdaq Minimum Price on the applicable Pre-Paid Purchase Date. Sections 3.1(b) and 3.3 of the Initial Pre-Paid Purchase and any related defined terms will not be included in any subsequent Pre-Paid Purchase. The Transaction Expense Amount will only be applied to the Initial Pre-Paid Purchase and not to any subsequent Pre-Paid Purchases.

1.7. Request for Special Crypto Pre-Paid Purchase. Within ninety (90) days of the Closing Date, Company will have the right to request a Pre-Paid Purchase (the "**Crypto Pre-Paid Purchase**"), with a purchase price of $5,000,000.00 (the "**Funding Amount**"), so long as each of the following conditions ("**Funding Conditions**") is satisfied on the Request date: (i) Company is not in default under any of the Transaction Documents or any other material agreement or obligation; (ii) Company is in full compliance with all Nasdaq continued listing requirements; (iii) the Initial Registration Statement (as defined below) shall have been declared effective; (iv) the number of Ordinary Shares available for issuance under the Initial Registration Statement is at least 200% of the maximum number of Ordinary Shares issuable pursuant to all outstanding Pre-Paid Purchases (including the Crypto Pre-Paid Purchase); and (v) Company shall have executed all such collateral and security documents as required by Investor, in Investor's sole and absolute discretion, to secure the Crypto Pre-Paid Purchase. The Funding Amount will be used exclusively to purchase bitcoin (BTC), iShares Bitcoin Trust ETF shares (Nasdaq: IBIT) or such other crypto-related investment product as has been deemed acceptable by Investor (the "**Collateral Shares**") by Company's subsidiary, AEHL BTC Inc ("**AEHL BTC**").

2. Investor's Representations and Warranties. Investor represents and warrants to Company that as of the Closing Date: (i) this Agreement has been duly and validly authorized; (ii) this Agreement constitutes a valid and binding agreement of Investor enforceable in accordance with its terms; and (iii) Investor is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D of the 1933 Act.

3. Company's Representations and Warranties. Company represents and warrants to Investor that as of the Closing Date: (i) Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has the requisite corporate power to own its properties and to carry on its business as now being conducted; (ii) Company is duly qualified to do business and is in good standing in each jurisdiction where the nature of the business conducted or property owned by it makes such qualification necessary; (iii) Company has registered its Ordinary Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "**1934 Act**"), and is obligated to file reports pursuant to Section 13 or Section 15(d) of the 1934 Act; (iv) each of the Transaction Documents and the transactions contemplated hereby and thereby, have been duly and validly authorized by Company and all necessary actions have been taken; (v) this Agreement and all the other Transaction Documents have been duly executed and delivered by Company and constitute the valid and binding obligations of Company enforceable in accordance with their terms; (vi) the execution and delivery of the Transaction Documents by Company, the issuance of the Securities in accordance with the terms hereof, and the consummation by Company of the other transactions contemplated by the Transaction Documents do not and will not conflict with or result in a breach by Company of any of the terms or provisions of, or constitute a default under (a) Company's formation documents or bylaws, each as currently in effect, (b) any indenture, mortgage, deed of trust, or other material agreement or instrument to which Company is a party or by which it or any of its properties or assets are bound, including, without limitation, any listing agreement for the Ordinary Shares, or (c) any existing applicable law, rule, or regulation or any applicable decree, judgment, or order of any court, United States federal, state or foreign regulatory body, administrative agency, or other governmental body having jurisdiction over Company or any of Company's properties or assets; (vii) no further authorization, approval or consent of any court, governmental body, regulatory agency, self-regulatory organization, or stock exchange or market or the stockholders or any Investor of Company is required to be obtained by Company for the issuance of the Securities to Investor or the entering into of the Transaction Documents; (viii) none of Company's filings with the SEC contained, at the time they were filed, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; (ix) Company has filed all reports, schedules, forms, statements and other documents required to be filed by Company with the SEC under the 1934 Act on a timely basis or has received a valid extension of such time of filing and has filed any such report, schedule, form, statement or other document prior to the expiration of any such extension; (x) there is no action, suit, proceeding, inquiry or investigation before or by any court, public board or body pending or, to the knowledge of Company, threatened against or affecting Company before or by any governmental authority or non-governmental department, commission, board, bureau, agency or instrumentality or any other person, wherein an unfavorable decision, ruling or finding would have a material adverse effect on Company or which would adversely affect the validity or enforceability of, or the authority or ability of Company to perform its obligations under, any of the Transaction Documents; (xi) Company has not consummated any financing transaction that has not been disclosed in a periodic filing or current report with the SEC under the 1934 Act; (xii) Company is not, nor has it been at any time in the previous twelve (12) months, a "Shell Company," as such type of "issuer" is described in Rule 144(i)(1) under the 1933 Act; (xiii) with respect to any commissions, placement agent or finder's fees or similar payments that will or would become due and owing by Company to any person or entity as a result of this Agreement or the transactions contemplated hereby ("**Broker Fees**"), any such Broker Fees will be made in full compliance with all applicable laws and regulations and only to a person or entity that is a registered investment adviser or registered broker-dealer; (xiv) Investor shall have no obligation with respect to any Broker Fees or with respect to any claims made by or on behalf of other persons for fees of a type contemplated in this subsection

that may be due in connection with the transactions contemplated hereby and Company shall indemnify and hold harmless each of Investor, Investor's employees, officers, directors, stockholders, members, managers, agents, and partners, and their respective affiliates, from and against all claims, losses, damages, costs (including the costs of preparation and attorneys' fees) and expenses suffered in respect of any such claimed Broker Fees; (xv) neither Investor nor any of its officers, directors, stockholders, members, managers, employees, agents or representatives has made any representations or warranties to Company or any of its officers, directors, employees, agents or representatives except as expressly set forth in the Transaction Documents and, in making its decision to enter into the transactions contemplated by the Transaction Documents, Company is not relying on any representation, warranty, covenant or promise of Investor or its officers, directors, members, managers, employees, agents or representatives other than as set forth in the Transaction Documents; (xvi) Company acknowledges that the State of Utah has a reasonable relationship and sufficient contacts to the transactions contemplated by the Transaction Documents and any dispute that may arise related thereto such that the laws and venue of the State of Utah, as set forth more specifically in Section 17.2 below, shall be applicable to the Transaction Documents and the transactions contemplated therein; (xvii) Company acknowledges that Investor is not registered as a "dealer" under the 1934 Act; (xviii) Company has performed due diligence and background research on Investor and its affiliates and has received and reviewed the due diligence packet provided by Investor; (xix) Company agrees that each Pre-Paid Purchase issued hereunder (including the Crypto Pre-Paid Purchase) will be deemed to be a security under the 1933 Act for all purposes and agrees not to take a contrary position in any document, statement, setting, or situation; and (xx) Company has previously filed a periodic report with the SEC electing to be governed by home country rules, such that Nasdaq Listing Rule 5635(d) will not apply to Company, and has notified Nasdaq of its intention to be subject to home country rules in lieu of Nasdaq Listing Rule 5635(d). Company, being aware of the matters and legal issues described in subsections (xvii) and (xviii) above, acknowledges and agrees that such matters, or any similar matters, have no bearing on the transactions contemplated by the Transaction Documents and covenants and agrees it will not use any such information or legal theory as a defense to performance of its obligations under the Transaction Documents or in any attempt to avoid, modify, reduce, rescind or void such obligations.

4. Company Covenants. Until all of Company's obligations under all of the Transaction Documents are paid and performed in full, or within the timeframes otherwise specifically set forth below, Company will at all times comply with the following covenants: (i) so long as Investor beneficially owns any of the Securities and for at least twenty (20) Trading Days thereafter, Company will remain in good standing with Nasdaq and timely file on the applicable deadline all reports required to be filed with the SEC pursuant to Sections 13 or 15(d) of the 1934 Act, and will take all reasonable action under its control to ensure that adequate current public information with respect to Company, as required in accordance with Rule 144 of the 1933 Act, is publicly available, and will not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would permit such termination; (ii) when issued, the Commitment Shares and the Purchase Shares will be duly authorized, validly issued, fully paid for and non-assessable, free and clear of all liens, claims, charges and encumbrances; (iii) the Ordinary Shares shall be listed or quoted for trading on NYSE, NYSE American, or Nasdaq; (iv) trading in Company's Ordinary Shares will not be suspended, halted, chilled, frozen, reach zero bid or otherwise cease trading on Company's Principal Market; (v) Company will not make any Restricted Issuance (as defined below) without Investor's prior written consent, which consent may be granted or withheld in Investor's sole and absolute discretion; (vi) Company shall not enter into any agreement or otherwise agree to any covenant, condition, or obligation that locks up, restricts in any way or otherwise prohibits Company: (a) from entering into a variable rate transaction with Investor or any affiliate of Investor, or (b) from issuing Ordinary Shares, preferred stock, warrants, convertible notes, Pre-Paid Purchases, other debt securities, or any other Company securities to Investor or any affiliate of Investor; (vii) upon issuance of the Crypto Pre-Paid Purchase, Company will grant Investor online access to monitor the brokerage account holding the Collateral Shares and maintain such access until the Crypto

Pre-Paid Purchase has been paid in full; (viii) Company will notify Investor in writing of any action, suit, proceeding, inquiry or investigation filed or initiated against Company or AEHL BTC within three (3) Trading Days of the initiation of the same; (ix) neither Company nor AEHL BTC will grant any security interest, lien, pledge or other encumbrance in any of AEHL BTC's assets (including, without limitation, any equity interest in AEHL BTC) without Investor's prior written consent, which consent may be granted or withheld in Investor's sole and absolute discretion; (x) neither Company nor AEHL BTC will sell, transfer, or issue any equity or grant any rights to any equity interest or voting rights in AEHL BTC without Investor's prior written consent, which consent may be granted or withheld in Investor's sole and absolute discretion; (xi) Company will not allow AEHL BTC to, and AEHL BTC will not, issue, incur or guaranty any debt, purchase any assets or conduct any business operations without Investor's prior written consent, which consent may be granted or withheld in Investor's sole and absolute discretion; (xii) Company will not allow AEHL BTC to, and AEHL BTC will not, sell any of the Collateral Shares until the Crypto Pre-Paid Purchase has been paid in full; and (xiii) Company will not allow AEHL BTC to, and AEHL BTC will not, issue any common or preferred stock, create any new series of common or preferred stock or amend its certificate of incorporation or bylaws.

For purposes hereof, the term "**Restricted Issuance**" means the issuance, incurrence or guaranty of any debt obligations (including any merchant cash advance, account receivable factoring or other similar agreement), other than trade payables in the ordinary course of business, or the issuance of any securities that (1) have or may have conversion rights of any kind, contingent, conditional or otherwise, in which the number of shares that may be issued pursuant to such conversion right varies with the market price of the Ordinary Shares; (2) are or may become convertible into Ordinary Shares (including without limitation convertible debt, warrants or convertible preferred shares), with a conversion price that varies with the market price of the Ordinary Shares, even if such security only becomes convertible following an event of default, the passage of time, or another trigger event or condition; (3) have a fixed conversion price, exercise price or exchange price that is subject to being reset at some future date at any time after the initial issuance of such debt or equity security (A) due to a change in the market price of Company's Ordinary Shares since the date of the initial issuance or (B) upon the occurrence of specified or contingent events directly or indirectly related to the business of Company (including, without limitation, any "full ratchet" or "weighted average" anti-dilution provisions, but not including any standard anti-dilution protection for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction), or such debt security contains a fixed conversion price with a provision to increase the outstanding balance upon a breach or default; or (4) are issued or will be issued in connection with a Section 3(a)(9) exchange, a Section 3(a)(10) settlement, or any other similar settlement or exchange. For the avoidance of doubt, Ordinary Shares issued pursuant to any of the following will not be considered Restricted Issuances: (i) ATM facilities; (ii) primary offerings without variable price mechanics, other than variable priced warrants that have no provision that will increase the number of warrant shares issued at closing or increase the number of shares issuable under each warrant to a ratio of more than 1:1; (iii) stock issuances to non-US persons; and (iv) the issuance of Ordinary Shares in conjunction with acquisitions provided that such issuances do not cause a change of control or have variable price mechanisms. In addition, notwithstanding the foregoing, Company may also take on up to $5,000,000.00 in debt without Investor's consent so long as such debt is unsecured and does not contain any variable rate pricing terms and so long as no payments are required to be made with respect to such debt until after this Agreement has been terminated or has expired.

5. Additional Covenants. Company covenants with Investor as follows, which covenants are for the benefit of Investor during the Commitment Period:

5.1. Registration Statement.

(a) The Registration Statement. Company will file within thirty (30) days of the Closing Date, in accordance with the provisions of the 1933 Act and the rules and regulations

thereunder, a resale registration statement on Form F-1 (the "**Initial Registration Statement**") registering the resale of the Commitment Shares and the Purchase Shares, and any other Ordinary Shares issuable pursuant to this Agreement or the Pre-Paid Purchases, but in no event less than 7,500,000 Ordinary Shares (or the maximum number of Ordinary Shares so as to permit the resale of such Securities by the Investor at then prevailing market prices and not fixed prices), including a base prospectus, with respect to the issuance and sale of securities by Company, including Ordinary Shares, which contains, among other things a Plan of Distribution section disclosing the methods by which Company may sell the Ordinary Shares. Except where the context otherwise requires, the Initial Registration Statement, as amended when it becomes effective, including all documents filed as part thereof or incorporated by reference therein, and including any information contained in a Prospectus subsequently filed with the SEC pursuant to Rule 424(b) (a "**Prospectus**") under the 1933 Act or deemed to be a part of the Initial Registration Statement pursuant to Rule 430B of the 1933 Act, is herein called the "**Registration Statement**." Company covenants to file one or more Registration Statements as necessary to have sufficient Ordinary Shares registered at all times to accommodate the full Commitment Amount. Following effectiveness of the Initial Registration Statement, Company will use reasonable best efforts to maintain the effectiveness of the Initial Registration Statement, or any subsequent Registration Statements, at all times Investor owns any of the Securities.

(b) Initial Disclosure. Within four (4) business days after the execution of the Initial Pre-Paid Purchase, Company shall file with the SEC a current report on Form 6-K or such other appropriate form as determined by counsel to Company (the "**Current Report**"), relating to the transactions contemplated by this Agreement disclosing all information relating to the transaction contemplated hereby required to be disclosed therein.

(c) Amendments and Other Filings. Company shall (i) prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the related prospectus used in connection with such Registration Statement, and (ii) all Periodic Reports as may be necessary to keep such Registration Statement effective at all times during the Commitment Period.

(d) Blue-Sky. To the extent legally required, Company shall use its commercially reasonable efforts to, if required by Applicable Laws, (i) register and qualify the Ordinary Shares covered by a Registration Statement under such other securities or "blue sky" laws of such jurisdictions in the United States as Investor reasonably requests, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Commitment Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Commitment Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Ordinary Shares for sale in such jurisdictions. Company shall promptly notify Investor of the receipt by Company of any notification with respect to the suspension of the registration or qualification of any of the Ordinary Shares for sale under the securities or "blue sky" laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

5.2. Listing of Ordinary Shares. As of each Purchase Notice Date, Company will use its commercially reasonable efforts to cause the Purchase Shares to be listed on the Principal Market.

5.3. Notice of Certain Events Affecting Registration; Suspension of Right to Request a Pre-Paid Purchase. Company will promptly notify Investor, and confirm in writing, upon its becoming aware of the occurrence of any of the following events in respect of a Registration Statement or related Prospectus (in each of which cases the information provided to Investor will be kept strictly confidential): (i) except for requests made in connection with SEC investigations, receipt of any request for additional information by the SEC or any other federal or state governmental authority during the period of

effectiveness of the Registration Statement or any request for amendments or supplements to the Registration Statement or related Prospectus; (ii) the issuance by the SEC or any other federal governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Ordinary Shares for sale in any jurisdiction or the initiation or written threat of any proceeding for such purpose; (iv) the happening of any event that makes any statement made in the Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, related Prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or of the necessity to amend the Registration Statement or supplement a related Prospectus to comply with the 1933 Act or any other law; (v) Company's reasonable determination that a post-effective amendment to the Registration Statement would be appropriate and Company will promptly make available to Investor any such supplement or amendment to the related Prospectus. Investor shall not deliver to Company any Purchase Notice, and Company shall not sell any Purchase Shares pursuant to any pending Purchase Notice, during the continuation of any of the foregoing events (each of the events described in the immediately preceding clauses (i) through (v), inclusive, a "**Material Outside Event**"). Company shall be obligated to cure any Material Outside Event within ten (10) Trading Days. Notwithstanding anything to the contrary contained in this paragraph, consistent with Section 5.6, Company may not disclose to the Investor any material information not yet publicly available or disclosed to other shareholders.

5.4. Market Activities. Company will not, directly or indirectly, take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the manipulation of the price of any security of Company under Regulation M of the 1934 Act.

5.5. No Frustration. Company shall not enter into, announce or recommend to its stockholders any agreement, plan, arrangement or transaction in or of which the terms thereof would restrict, materially delay, conflict with or impair the ability or right of Company to perform its obligations under the Transaction Documents to which it is a party, including, without limitation, the obligation of Company to deliver the Purchase Shares to Investor pursuant to a Purchase Notice.

5.6. Material Non-Public Information. From and after the filing of the Current Report with the SEC, Company shall have publicly disclosed all material, non-public information delivered to Investor (or Investor's representatives or agents) by Company or any of its subsidiaries, or any of their respective officers, directors, employees, agents or representatives (if any) in connection with Company and any of its subsidiaries. Company understands and confirms that Investor will rely on the foregoing representations in effecting resales of Purchase Shares under the Registration Statement. Company covenants and agrees that, other than with Investor's prior consent, it shall refrain from disclosing, and shall cause its officers, directors, employees and agents to refrain from disclosing, any material non-public information (as determined under the 1933 Act, the 1934 Act, or the rules and regulations of the SEC) to Investor without also disseminating such information to the public within a reasonable time period thereafter, unless prior to disclosure of such information Company identifies such information as being material non-public information and provides Investor with the opportunity to accept or refuse to accept such material non-public information for review.

6. Indemnification.

6.1. Indemnification by Company. In consideration of Investor's execution and delivery of this Agreement and acquiring the Pre-Paid Purchases hereunder, and in addition to all of Company's other obligations under this Agreement, Company shall defend, protect, indemnify and hold harmless Investor and its officers, directors, managers, members, partners, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) and each person who controls Investor within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act (collectively, the "**Investor Indemnitees**") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and reasonable and documented expenses in connection therewith (irrespective of whether any such Investor Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "**Indemnified Liabilities**"), incurred by Investor Indemnitees or any of them as a result of, or arising out of, or relating to (a) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Purchase Shares as originally filed or in any amendment thereof, or in any related prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to Company by or on behalf of Investor specifically for inclusion therein; (b) any material misrepresentation or breach of any material representation or material warranty made by Company in this Agreement or any other certificate, instrument or document contemplated hereby or thereby; or (c) any material breach of any material covenant, material agreement or material obligation of Company contained in this Agreement or any other certificate, instrument or document contemplated hereby or thereby. To the extent that the foregoing undertaking by Company may be unenforceable under Applicable Laws, Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under Applicable Laws.

6.2. Indemnification by Investor. In consideration of Company's execution and delivery of this Agreement, and in addition to all of Investor's other obligations under this Agreement, Investor shall defend, protect, indemnify and hold harmless Company and all of its officers, directors, shareholders, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) and each person who controls Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act (collectively, the "**Company Indemnitees**") from and against any and all Indemnified Liabilities incurred by Company Indemnitees or any of them as a result of, or arising out of, or relating to (a) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Purchase Shares as originally filed or in any amendment thereof, or in any related prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that Investor will only be liable for written information relating to Investor furnished to Company by or on behalf of Investor specifically for inclusion in the documents referred to in the foregoing indemnity, and will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to Investor by or on behalf of Company specifically for inclusion therein; (b) any misrepresentation or breach of any representation or warranty made by Investor in this Agreement or any instrument or document contemplated hereby or thereby executed by Investor; or (c) any breach of any covenant, agreement or obligation of Investor contained in this Agreement or any other certificate, instrument or document contemplated hereby or thereby executed by Investor. To the extent that the foregoing undertaking by Investor may be

unenforceable under Applicable Laws, Investor shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under Applicable Laws.

6.3. Notice of Claims. Promptly after receipt by an Investor Indemnitee or Company Indemnitee of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving an Indemnified Liability, such Investor Indemnitee or Company Indemnitee, as applicable, shall, if a claim for an Indemnified Liability in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof; but the failure to so notify the indemnifying party will not relieve it of liability under this Section 6 except to the extent the indemnifying party is prejudiced by such failure. The indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually reasonably satisfactory to the indemnifying party and Investor Indemnitee or Company Indemnitee, as the case may be; provided, however, that an Investor Indemnitee or Company Indemnitee shall have the right to retain its own counsel with the actual and reasonable third party fees and expenses of not more than one counsel for such Investor Indemnitee or Company Indemnitee to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of Investor Indemnitee or Company Indemnitee and the indemnifying party would be inappropriate due to actual or potential differing interests between such Investor Indemnitee or Company Indemnitee and any other party represented by such counsel in such proceeding. Investor Indemnitee or Company Indemnitee shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to Investor Indemnitee or Company Indemnitee which relates to such action or claim. The indemnifying party shall keep Investor Indemnitee or Company Indemnitee reasonably apprised as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of Investor Indemnitee or Company Indemnitee, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Investor Indemnitee or Company Indemnitee of a release from all liability in respect to such claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of Investor Indemnitee or Company Indemnitee with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received and payment therefor is due.

7. Termination. So long as no Pre-Paid Purchases are outstanding and Investor owns no Purchase Shares, Company will have the right to terminate this Agreement upon ten (10) days prior written notice to Investor.

8. Conditions to Company's Obligation to Sell. The obligation of Company hereunder to issue and sell the Initial Pre-Paid Purchase and the Commitment Shares to Investor at the Closing is subject to the satisfaction, on or before the Closing Date, of each of the following conditions:

8.1. Investor shall have executed this Agreement and the Initial Pre-Paid Purchase and delivered the same to Company.

8.2. Investor shall have delivered the Purchase Price to Company in accordance with Section 1.2 above.

9. Conditions to Investor's Obligation to Purchase. The obligation of Investor hereunder to purchase the Initial Pre-Paid Purchase and the Commitment Shares at the Closing is subject to the satisfaction, on or before the Closing Date, of each of the following conditions, provided that these conditions are for Investor's sole benefit and may be waived by Investor at any time in its sole discretion:

9.1. Company shall have executed this Agreement and the Initial Pre-Paid Purchase and delivered the same to Investor.

9.2. Company shall have issued the Commitment Shares to Investor.

9.3. Company shall have delivered to Investor a fully executed Irrevocable Letter of Instructions to Transfer Agent (the "**TA Letter**") substantially in the form attached hereto as Exhibit B acknowledged and agreed to in writing by Company's transfer agent (the "**Transfer Agent**").

9.4. Company shall have delivered to Investor a fully executed Officer's Certificate substantially in the form attached hereto as Exhibit C evidencing Company's approval of the Transaction Documents.

9.5. Company shall have delivered to Investor a fully executed Share Issuance Resolution substantially in the form attached hereto as Exhibit D to be delivered to the Transfer Agent.

9.6. Company shall have delivered to Investor fully executed copies of all other Transaction Documents required to be executed by Company herein or therein.

10. Reservation of Shares. On the date hereof, Company will reserve 13,000,000 Ordinary Shares from its authorized and unissued Ordinary Shares to provide for all issuances of Ordinary Shares under this Agreement and all Pre-Paid Purchases (the "**Share Reserve**"). Company further agrees to add additional Ordinary Shares to the Share Reserve in increments of 100,000 shares as and when requested by Investor if as of the date of any such request the number of shares being held in the Share Reserve is less than three (3) times the number of Ordinary Shares equal to the Pre-Paid Purchase Outstanding Balance divided by the Purchase Share Purchase Price (as defined in the Pre-Paid Purchases). Company shall further require the Transfer Agent to hold the Ordinary Shares reserved pursuant to the Share Reserve exclusively for the benefit of Investor and to issue such shares to Investor promptly upon Investor's delivery of a Purchase Notice under the Pre-Paid Purchase. Finally, Company shall require the Transfer Agent to issue Ordinary Shares pursuant to the Pre-Paid Purchase to Investor out of its authorized and unissued shares, and not the Share Reserve, to the extent Ordinary Shares have been authorized, but not issued, and are not included in the Share Reserve. The Transfer Agent shall only issue Ordinary Shares out of the Share Reserve to the extent there are no other authorized shares available for issuance and then only with Investor's written consent.

11. Most Favored Nation. So long as any Pre-Paid Purchase is outstanding, upon any issuance by Company of any security (including Pre-Paid Purchases issued after the Initial Pre-Paid Purchase) with any term or condition more favorable to the holder of such security or with a term in favor of the holder of such security that was not similarly provided to Investor in the Transaction Documents, then Company shall notify Investor of such additional or more favorable term and such term, at Investor's option, shall become a part of the Transaction Documents for the benefit of Investor. Additionally, if Company fails to notify Investor of any such additional or more favorable term, but Investor becomes aware that Company has granted such a term to any third party, Investor may notify Company of such additional or more favorable term and such term shall become a part of the Transaction Documents retroactive to the date on which such term was granted to the applicable third party. The types of terms contained in another security that may be more favorable to the holder of such security include, but are not limited to, terms addressing floor prices,

fixed purchase prices, conversion discounts, conversion lookback periods, interest rates, original issue discounts, stock sale prices, warrant coverage, warrant exercise prices, and anti-dilution/conversion and exercise price resets.

12. Participation Right. Beginning on the Closing Date and ending on the date that all Pre-Paid Purchases have been paid in full and the Commitment Period terminated or otherwise expired, Company hereby grants to Investor a participation right, whereby Investor shall have the right to participate at Investor's discretion in up to thirty percent (30%) of the amount sold in any debt or equity financing (the "**Participation Right**"). Within two (2) Trading Days following the consummation of a debt or equity financing, Company will provide Investor with written notice of the consummation of such debt or equity financing, along with copies of the transaction documents. Investor will then have up to five (5) Trading Days to elect to purchase up to thirty percent (30%) of the amount of debt or equity securities issued in such transaction on the most favorable terms and conditions offered to any other purchaser of the same securities. The parties agree that in the event Company breaches its obligations with respect to the Participation Right, Investor's sole and exclusive remedy shall be to receive, as liquidated damages, an amount equal to twenty percent (20%) of the amount Investor would have been entitled to invest under the Participation Right. For the avoidance of doubt, Company's breach of its obligations with respect to the Participation Right will not be considered an Event of Default (as defined in each Pre-Paid Purchase) under the Pre-Paid Purchases.

13. No Shorting. During the Commitment Period, neither Investor nor any of its subsidiaries, directors, officers, employees or other affiliates has or will directly or indirectly engage in any open market Short Sales (as defined below) of Ordinary Shares; provided, however, that unless and until Company has affirmatively demonstrated by the use of specific evidence that Investor is engaging in open market Short Sales, Investor shall be assumed to be in compliance with the provisions of this Section 13 and Company shall remain fully obligated to fulfill all of its obligations under the Transaction Documents; and provided, further, that (A) Company shall under no circumstances be entitled to request or demand that Investor either (1) provide trading or other records of Investor or of any party or (2) affirmatively demonstrate that Investor or any other party has not engaged in any such Short Sales in breach of these provisions as a condition to Company's fulfillment of its obligations under any of the Transaction Documents, (B) Company shall not assert Investor's or any other party's failure to demonstrate such absence of such Short Sales or provide any trading or other records of Investor or any other party as all or part of a defense to any breach of Company's obligations under any of the Transaction Documents, and (C) Company shall have no setoff right with respect to any such Short Sales. "**Short Sale**" has the meaning provided in Rule 200 promulgated under Regulation SHO under the 1934 Act. For the purposes hereof, and in accordance with Regulation SHO, the sale after delivery of a Purchase Notice of such number of Ordinary Shares reasonably expected to be purchased under a Purchase Notice shall not be deemed a Short Sale.

14. Repurchase Right. At such time as the Pre-Paid Purchase Outstanding Balance is zero and the Commitment Period has ended, Company may repurchase the Pre-Delivery Shares (as defined in the Initial Pre-Paid Purchase) upon a written request delivered to Investor within thirty (30) Trading Days of the later of both such events, and within thirty (30) Trading Days of such written request from Company, Investor shall deliver to Company a number of Ordinary Shares equal to the number of Pre-Delivery Shares (as adjusted for any share splits, share dividends, share combinations, recapitalizations or other similar transactions occurring after the date hereof) delivered to Investor under the Initial Pre-Paid Purchase, and Company will pay Investor $0.0001 for each such Pre-Delivery Share (as adjusted for any share splits, share dividends, share combinations, recapitalizations or other similar transactions occurring after the date hereof) prior to Investor's delivery of such shares.

15. OFAC; Patriot Act; Outbound Investment.

15.1. OFAC Certification. Company certifies that (i) it is not acting on behalf of any person, group, entity, or nation named by any Executive Order or the United States Treasury Department, through its Office of Foreign Assets Control ("**OFAC**") or otherwise, as a terrorist, "Specially Designated Nation", "Blocked Person", or other banned or blocked person, entity, nation, or transaction pursuant to any law, order, rule or regulation that is enforced or administered by OFAC or another department of the United States government, and (ii) Company is not engaged in this transaction on behalf of, or instigating or facilitating this transaction on behalf of, any such person, group, entity or nation.

15.2. Foreign Corrupt Practices. Neither Company, nor any of its subsidiaries, nor any director, officer, agent, employee or other person acting on behalf of Company or any subsidiary has, in the course of his actions for, or on behalf of, Company, used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

15.3. Patriot Act. Company shall not (i) be or become subject at any time to any law, regulation, or list of any government agency (including, without limitation, the OFAC) that prohibits or limits Investor from making any advance or extension of credit to Company or from otherwise conducting business with Company, or (ii) fail to provide documentary and other evidence of Company's identity as may be requested by Investor at any time to enable Investor to verify Company's identity or to comply with any applicable law or regulation, including, without limitation, Section 326 of the USA Patriot Act of 2001, 31 U.S.C. Section 5318. Company shall comply with all requirements of law relating to money laundering, anti-terrorism, trade embargos and economic sanctions, now or hereafter in effect. Upon Investor's request from time to time, Company shall certify in writing to Investor that Company's representations, warranties and obligations under this Section 15.3 remain true and correct and have not been breached. Company shall immediately notify Investor in writing if any of such representations, warranties or covenants are no longer true or have been breached or if Company has a reasonable basis to believe that they may no longer be true or have been breached. In connection with such an event, Company shall comply with all requirements of law and directives of governmental authorities and, at Investor's request, provide to Investor copies of all notices, reports and other communications exchanged with, or received from, governmental authorities relating to such an event. Company shall also reimburse Investor any expense incurred by Investor in evaluating the effect of such an event on the loan secured hereby, in obtaining any necessary license from governmental authorities as may be necessary for Investor to enforce its rights under the Transaction Documents, and in complying with all requirements of law applicable to Investor as the result of the existence of such an event and for any penalties or fines imposed upon Investor as a result thereof.

15.4. Outbound Investment Status. Company represents and warrants to Investor, as of the Closing Date, that: Company is not a "covered foreign person" under 31 C.F.R. § 850.209. Furthermore, Company does not currently engage, and has no intention to engage, in any "covered activity" or "covered transaction" (as defined in 31 C.F.R. §§ 850.208 and 850.210) that would result in a "prohibited transaction" (as defined in 31 C.F.R. § 850.224), or that would otherwise violate, or cause Investor to violate, any "Outbound Investment Law." For purposes of this Agreement, "**Outbound Investment Law**" refers to any legal requirement related to the "Outbound Investment Regulations" (31 C.F.R. §§ 850.101–850.904) and Executive Order 14105.

16. Certain Definitions.

16.1. "**Applicable Laws**" means all applicable laws, statutes, rules, regulations, orders, executive orders, directives, policies, guidelines and codes having the force of law, whether local, national, or international, as amended from time to time, including without limitation (i) all applicable laws that relate to money laundering, terrorist financing, financial record keeping and reporting, (ii) all applicable laws that relate to anti-bribery, anti-corruption, books and records and internal controls, including the United States Foreign Corrupt Practices Act of 1977, and (iii) any sanctions laws.

16.2. "**Change of Control**" means the transfer (whether by tender offer, merger, stock purchase, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons of Company's securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of outstanding voting securities of Company, or would otherwise have the power to control Company or to direct the operations of Company.

16.3. "**Commitment Period**" means the period beginning on the Closing Date and ending on the earlier of: (i) the date that is two (2) years from the Closing Date, (ii) the date Company has sold $50,000,000.00 in Pre-Paid Purchases (including the Crypto Pre-Paid Purchase) hereunder; and (iii) termination of this Agreement. Notwithstanding the foregoing, in the event that a definitive agreement that contemplates a Change of Control is entered into after the Closing, the Commitment Period for any Pre-Paid Purchases shall automatically terminate immediately prior to the consummation of such Change of Control. Company may waive this condition subsequent, at its sole discretion. For the avoidance of doubt, the termination of the Commitment Period will not affect Company's obligations with respect to Pre-Paid Purchases issued prior to the termination of the Commitment Period.

16.4. "**Maximum Purchase Amount**" means $2,000,000.00 less the Pre-Paid Purchase Outstanding Balance, rounded down to the nearest $1,000.00.

16.5. "**Minimum Purchase Amount**" means $250,000.00.

16.6. **"Nasdaq Minimum Price**" means the Minimum Price as defined under Nasdaq Rule 5635(d).

16.7. "**Periodic Reports**" shall mean Company's (i) Annual Reports on Form 20-F, (ii) any current or quarterly report to be filed on Form 6-K, and (iii) all other reports required to be filed by Company with the SEC under applicable laws and regulations (including, without limitation, Regulation S-K); *provided* that all such Periodic Reports shall include, when filed, all information, financial statements, audit reports (when applicable) and other information required to be included in such Periodic Reports in compliance with all applicable laws and regulations.

16.8. **"Pre-Paid Purchase Outstanding Balance**" means the aggregate outstanding balance of all outstanding Pre-Paid Purchases.

16.9. **"Principal Market**" means Nasdaq; provided however, that in the event Company's Ordinary Shares are ever listed or traded on the New York Stock Exchange, or the NYSE American, then the "Principal Market" shall mean such other market or exchange on which Company's Ordinary Shares are then listed or traded.

16.10. "**Purchase Notice**" means a written notice in the form of Exhibit A to the Pre-Paid Purchase delivered by Investor to Company requiring Company to sell Purchase Shares to Investor.

16.11. **"Purchase Notice Date"** means each date Investor delivers to Company a Purchase Notice.

17. Miscellaneous. The provisions set forth in this Section 17 shall apply to this Agreement, as well as all other Transaction Documents as if these terms were fully set forth therein; provided, however, that in the event there is a conflict between any provision set forth in this Section 17 and any provision in any other Transaction Document, the provision in such other Transaction Document shall govern.

17.1. Arbitration of Claims. The parties shall submit all Claims (as defined in Exhibit E) arising under this Agreement or any other Transaction Document or any other agreement between the parties and their affiliates or any Claim relating to the relationship of the parties to binding arbitration pursuant to the arbitration provisions set forth in Exhibit E attached hereto (the "**Arbitration Provisions**"). For the avoidance of doubt, the parties agree that the injunction described in Section 17.3 below may be pursued in an arbitration that is separate and apart from any other arbitration regarding all other Claims arising under the Transaction Documents. The parties hereby acknowledge and agree that the Arbitration Provisions are unconditionally binding on the parties hereto and are severable from all other provisions of this Agreement. By executing this Agreement, Company represents, warrants and covenants that Company has reviewed the Arbitration Provisions carefully, consulted with legal counsel about such provisions (or waived its right to do so), understands that the Arbitration Provisions are intended to allow for the expeditious and efficient resolution of any dispute hereunder, agrees to the terms and limitations set forth in the Arbitration Provisions, and that Company will not take a position contrary to the foregoing representations. Company acknowledges and agrees that Investor may rely upon the foregoing representations and covenants of Company regarding the Arbitration Provisions.

17.2. Governing Law; Venue. This Agreement shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Agreement shall be governed by, the internal laws of the State of Utah, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Utah or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Utah. Each party consents to and expressly agrees that the exclusive venue for arbitration of any dispute arising out of or relating to any Transaction Document or the relationship of the parties or their affiliates shall be in Salt Lake County, Utah. Without modifying the parties' obligations to resolve disputes hereunder pursuant to the Arbitration Provisions, for any litigation arising in connection with any of the Transaction Documents (and notwithstanding the terms (specifically including any governing law and venue terms) of any transfer agent services agreement or other agreement between the Transfer Agent and Company, such litigation specifically includes, without limitation any action between or involving Company and the Transfer Agent under the TA Letter or otherwise related to Investor in any way (specifically including, without limitation, any action where Company seeks to obtain an injunction, temporary restraining order, or otherwise prohibit the Transfer Agent from issuing Ordinary Shares to Investor for any reason)), each party hereto hereby (i) consents to and expressly submits to the exclusive personal jurisdiction of any state or federal court sitting in Salt Lake County, Utah, (ii) expressly submits to the exclusive venue of any such court for the purposes hereof, (iii) agrees to not bring any such action (specifically including, without limitation, any action where Company seeks to obtain an injunction, temporary restraining order, or otherwise prohibit the Transfer Agent from issuing Ordinary Shares to Investor for any reason) outside of any state or federal court sitting in Salt Lake County, Utah, and (iv) waives any claim of improper venue and any claim or objection that such courts are an inconvenient forum or any other claim, defense or objection to the bringing of any such proceeding in such jurisdiction or to any claim that such venue of the suit, action or proceeding is improper. Finally, Company covenants and agrees to name Investor as a party in interest in, and provide written notice to Investor in accordance with Section 17.10 below prior to bringing or filing, any action (including without limitation any filing or action against any person or entity that is not a party to this Agreement, including without limitation the Transfer Agent) that is related in any way to the Transaction Documents or any

transaction contemplated herein or therein, including without limitation any action brought by Company to enjoin or prevent the issuance of any Ordinary Shares to Investor by the Transfer Agent, and further agrees to timely name Investor as a party to any such action. Company acknowledges that the governing law and venue provisions set forth in this Section 17.2 are material terms to induce Investor to enter into the Transaction Documents and that but for Company's agreements set forth in this Section 17.2 Investor would not have entered into the Transaction Documents.

17.3. Specific Performance. Company acknowledges and agrees that Investor may suffer irreparable harm in the event that Company fails to perform any material provision of this Agreement or any of the other Transaction Documents in accordance with its specific terms. It is accordingly agreed that Investor shall be entitled to one or more injunctions to prevent or cure breaches of the provisions of this Agreement or such other Transaction Document and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which Investor may be entitled under the Transaction Documents, at law or in equity. Company specifically agrees that: (i) following an Event of Default under any Pre-Paid Purchase, Investor shall have the right to seek and receive injunctive relief from a court or an arbitrator prohibiting Company from issuing any of its Ordinary Shares or preferred stock to any party unless the Pre-Paid Purchase Outstanding Balance is being paid in full simultaneously with such issuance; (ii) following a breach of Section 4(vi) above, Investor shall have the right to seek and receive injunctive relief from a court or arbitrator invalidating such lock-up; and (iii) if Company enters into a definitive agreement that contemplates a Fundamental Transaction (as defined in the Initial Pre-Paid Purchase), unless such agreement contains a closing condition that all outstanding Pre-Paid Purchases are repaid in full upon consummation of the transaction or Investor has provided its written consent in writing to such Fundamental Transaction, Investor shall have the right to seek and receive injunctive relief from a court or arbitrator preventing the consummation of such transaction. Company specifically acknowledges that Investor's right to obtain specific performance constitutes bargained for leverage and that the loss of such leverage would result in irreparable harm to Investor. For the avoidance of doubt, in the event Investor seeks to obtain an injunction from a court or an arbitrator against Company or specific performance of any provision of any Transaction Document, such action shall not be a waiver of any right of Investor under any Transaction Document, at law, or in equity, including without limitation its rights to arbitrate any Claim pursuant to the terms of the Transaction Documents, nor shall Investor's pursuit of an injunction prevent Investor, under the doctrines of claim preclusion, issues preclusion, res judicata or other similar legal doctrines, from pursuing other Claims in the future in a separate arbitration.

17.4. Calculation Disputes. Notwithstanding the Arbitration Provisions, in the case of a dispute as to any determination or arithmetic calculation under the Transaction Documents, including without limitation, calculating the Outstanding Balance, Purchase Share Purchase Price, VWAP (each, as defined in the Initial Pre-Paid Purchase) or the number of Purchase Shares (each, a "**Calculation**"), Company or Investor (as the case may be) shall submit any disputed Calculation via email or facsimile with confirmation of receipt (i) within two (2) Trading Days after receipt of the applicable notice giving rise to such dispute to Company or Investor (as the case may be) or (ii) if no notice gave rise to such dispute, at any time after Investor learned of the circumstances giving rise to such dispute. If Investor and Company are unable to agree upon such Calculation within two (2) Trading Days of such disputed Calculation being submitted to Company or Investor (as the case may be), then Investor will promptly submit via email or facsimile the disputed Calculation to Unkar Systems Inc. ("**Unkar Systems**"). Investor shall cause Unkar Systems to perform the Calculation and notify Company and Investor of the results no later than ten (10) Trading Days from the time it receives such disputed Calculation. Unkar Systems' determination of the disputed Calculation shall be binding upon all parties absent demonstrable error. Unkar Systems' fee for performing such Calculation shall be paid by the incorrect party, or if both parties are incorrect, by the party whose Calculation is furthest from the correct Calculation as determined by Unkar Systems. In the event Company is the losing party, no extension of the Delivery Date (as defined in the Initial Pre-Paid Purchase) shall be granted and Company shall incur all effects for failing to deliver the applicable shares in a timely

manner as set forth in the Transaction Documents. Notwithstanding the foregoing, Investor may, in its sole discretion, designate an independent, reputable investment bank or accounting firm other than Unkar Systems to resolve any such dispute and in such event, all references to "Unkar Systems" herein will be replaced with references to such independent, reputable investment bank or accounting firm so designated by Investor.

17.5. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

17.6. Headings. The headings of this Agreement are for convenience of reference only and shall not form part of, or affect the interpretation of, this Agreement.

17.7. Severability. In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform to such statute or rule of law. Any provision hereof which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

17.8. Entire Agreement. This Agreement, together with the other Transaction Documents, contains the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither Company nor Investor makes any representation, warranty, covenant or undertaking with respect to such matters. For the avoidance of doubt, all prior term sheets or other documents between Company and Investor, or any affiliate thereof, related to the transactions contemplated by the Transaction Documents (collectively, "**Prior Agreements**"), that may have been entered into between Company and Investor, or any affiliate thereof, are hereby null and void and deemed to be replaced in their entirety by the Transaction Documents. To the extent there is a conflict between any term set forth in any Prior Agreement and the term(s) of the Transaction Documents, the Transaction Documents shall govern.

17.9. Amendments. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by both parties hereto.

17.10. Notices. Any notice required or permitted hereunder shall be given in writing (unless otherwise specified herein) and shall be deemed effectively given on the earliest of: (i) the date delivered, if delivered by personal delivery as against written receipt therefor or by email to an executive officer named below or such officer's successor, or by facsimile (with successful transmission confirmation which is kept by sending party), (ii) the earlier of the date delivered or the third Trading Day after deposit, postage Pre-Paid, in the United States Postal Service by certified mail, or (iii) the earlier of the date delivered or the third Trading Day after mailing by express courier, with delivery costs and fees Pre-Paid, in each case, addressed to each of the other parties thereunto entitled at the following addresses (or at such other addresses as such party may designate by five (5) calendar days' advance written notice similarly given to each of the other parties hereto):

If to Company:

Antelope Enterprise Holdings Limited
Attn: Zhang Tingting

Suite 7540, The Empire State Building
350 Fifth Avenue
New York, New York 10118

If to Investor:

Streeterville Capital, LLC
Attn: John M. Fife
297 Auto Mall Drive Suite #4
St. George, Utah 84770

With a copy to (which copy shall not constitute notice):

Hansen Black Anderson Ashcraft PLLC
Attn: Jonathan Hansen
3051 West Maple Loop Drive, Suite 325
Lehi, Utah 84043

17.11. Successors and Assigns. This Agreement or any of the severable rights and obligations inuring to the benefit of or to be performed by Investor hereunder may be assigned by Investor to a third party, including its affiliates, in whole or in part, without the need to obtain Company's consent thereto. Company may not assign its rights or obligations under this Agreement or delegate its duties hereunder, whether directly or indirectly, without the prior written consent of Investor, and any such attempted assignment or delegation shall be null and void.

17.12. Survival. The representations and warranties of Company and the agreements and covenants set forth in this Agreement shall survive the Closing hereunder notwithstanding any due diligence investigation conducted by or on behalf of Investor. Company agrees to indemnify and hold harmless Investor and all its officers, directors, employees, attorneys, and agents for loss or damage arising as a result of or related to any breach or alleged breach by Company of any of its representations, warranties and covenants set forth in this Agreement or any of its covenants and obligations under this Agreement, including advancement of expenses as they are incurred.

17.13. Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

17.14. Investor's Rights and Remedies Cumulative. All rights, remedies, and powers conferred in this Agreement and the Transaction Documents are cumulative and not exclusive of any other rights or remedies, and shall be in addition to every other right, power, and remedy that Investor may have, whether specifically granted in this Agreement or any other Transaction Document, or existing at law, in equity, or by statute, and any and all such rights and remedies may be exercised from time to time and as often and in such order as Investor may deem expedient.

17.15. Attorneys' Fees and Cost of Collection. In the event any suit, action or arbitration is filed by either party against the other to interpret or enforce any of the Transaction Documents, the unsuccessful party to such action agrees to pay to the prevailing party all costs and expenses, including reasonable attorneys' fees incurred therein, including the same with respect to an appeal. The "prevailing party" shall be the party in whose favor a judgment is entered, regardless of whether judgment is entered

on all claims asserted by such party and regardless of the amount of the judgment; or where, due to the assertion of counterclaims, judgments are entered in favor of and against both parties, then the arbitrator shall determine the "prevailing party" by taking into account the relative dollar amounts of the judgments or, if the judgments involve nonmonetary relief, the relative importance and value of such relief. Nothing herein shall restrict or impair an arbitrator's or a court's power to award fees and expenses for frivolous or bad faith pleading. If (i) any Pre-Paid Purchase is placed in the hands of an attorney for collection or enforcement prior to commencing arbitration or legal proceedings, or is collected or enforced through any arbitration or legal proceeding, or Investor otherwise takes action to collect amounts due under the Pre-Paid Purchases or to enforce the provisions of the Pre-Paid Purchases, or (ii) there occurs any bankruptcy, reorganization, receivership of Company or other proceedings affecting Company's creditors' rights and involving a claim under the Pre-Paid Purchases; then Company shall pay the costs incurred by Investor for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, reasonable attorneys' fees, expenses, deposition costs, and disbursements.

17.16. Waiver. No waiver of any provision of this Agreement shall be effective unless it is in the form of a writing signed by the party granting the waiver. No waiver of any provision or consent to any prohibited action shall constitute a waiver of any other provision or consent to any other prohibited action, whether or not similar. No waiver or consent shall constitute a continuing waiver or consent or commit a party to provide a waiver or consent in the future except to the extent specifically set forth in writing.

17.17. Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT IRREVOCABLY WAIVES ANY AND ALL RIGHTS SUCH PARTY MAY HAVE TO DEMAND THAT ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT, OR THE RELATIONSHIPS OF THE PARTIES HERETO BE TRIED BY JURY. THIS WAIVER EXTENDS TO ANY AND ALL RIGHTS TO DEMAND A TRIAL BY JURY ARISING UNDER COMMON LAW OR ANY APPLICABLE STATUTE, LAW, RULE OR REGULATION. FURTHER, EACH PARTY HERETO ACKNOWLEDGES THAT SUCH PARTY IS KNOWINGLY AND VOLUNTARILY WAIVING SUCH PARTY'S RIGHT TO DEMAND TRIAL BY JURY.

17.18. Time is of the Essence. Time is expressly made of the essence with respect to each and every provision of this Agreement and the other Transaction Documents.

17.19. Voluntary Agreement. Company has carefully read this Agreement and each of the other Transaction Documents and has asked any questions needed for Company to understand the terms, consequences and binding effect of this Agreement and each of the other Transaction Documents and fully understand them. Company has had the opportunity to seek the advice of an attorney of Company's choosing, or has waived the right to do so, and is executing this Agreement and each of the other Transaction Documents voluntarily and without any duress or undue influence by Investor or anyone else.

17.20. Document Imaging. Investor shall be entitled, in its sole discretion, to image or make copies of all or any selection of the agreements, instruments, documents, and items and records governing, arising from or relating to any of Company's loans, including, without limitation, this Agreement and the other Transaction Documents, and Investor may destroy or archive the paper originals. The parties hereto (i) waive any right to insist or require that Investor produce paper originals, (ii) agree that such images shall be accorded the same force and effect as the paper originals, (iii) agree that Investor is entitled to use such images in lieu of destroyed or archived originals for any purpose, including

as admissible evidence in any demand, presentment or other proceedings, and (iv) further agree that any executed facsimile (faxed), scanned, emailed, or other imaged copy of this Agreement or any other Transaction Document shall be deemed to be of the same force and effect as the original manually executed document.

[*Remainder of page intentionally left blank; signature page follows*]

IN WITNESS WHEREOF, the undersigned Investor and Company have caused this Agreement to be duly executed as of the date first above written.

INVESTOR:

STREETERVILLE CAPITAL, LLC

By: */s/ John M. Fife*
John M. Fife, President

COMPANY:

ANTELOPE ENTERPRISE HOLDINGS LIMITED

By: */s/ Zhang Tingting*
Zhang Tingting, Chief Executive Officer

ATTACHED EXHIBITS:

Exhibit A	Initial Pre-Paid Purchase
Exhibit B	Irrevocable Transfer Agent Instructions
Exhibit C	Officer's Certificate
Exhibit D	Share Issuance Resolution
Exhibit E	Arbitration Provisions

ANNEX I

CONDITIONS PRECEDENT TO INVESTOR'S OBLIGATION TO PURCHASE A PRE-PAID PURCHASE

The obligation of Investor to purchase from Company a Pre-Paid Purchase hereunder on each Pre-Paid Purchase Date is subject to the satisfaction, as of the date of each Request for a Pre-Paid Purchase and each Pre-Paid Purchase Date, of each of the following conditions, provided that these conditions are for Investor's sole benefit and may be waived by Investor at any time in its sole discretion by providing Company with prior written notice thereof:

(a) Company shall have duly executed and delivered to Investor each of the Transaction Documents to which it is a party.

(b) There is an effective Registration Statement pursuant to which Investor is permitted to utilize the prospectus thereunder to sell all of the Purchase Shares issuable pursuant to such Pre-Paid Purchase. The Current Report shall have been filed with the SEC and Company shall have filed with the SEC in a timely manner all reports, notices and other documents required under the 1934 Act and applicable SEC regulations during the twelve-month period immediately preceding the applicable Pre-Paid Purchase Date. Upon request, Investor shall have received an opinion of counsel to Company, in the form reasonably acceptable to Investor, with respect to the effectiveness of the Registration Statement. In addition, Company may not request a Pre-Paid Purchase until the date that Company has filed its subsequent universal shelf Registration Statement on Form F-3 and a prospectus supplement registering the resale of the remaining Commitment Amount and Purchase Shares.

(c) No Material Outside Event shall have occurred and be continuing.

(d) The 20-day and 60-day median and average daily trading volume must be greater than or equal to $250,000.00, as reported by Bloomberg, L.P.

(e) Company shall be in full compliance with the Share Reserve requirements in Section 10 of the Agreement.

(f) The number of Ordinary Shares that remain available for issuance under the Registration Statement shall be at least 200% of the maximum number of Ordinary Shares issuable pursuant to all outstanding Pre-Paid Purchases (taking into account all Pre-Paid Purchases that will be outstanding upon the closing of the Pre-Paid Purchase requested and calculated based on the Purchase Share Purchase Price as of the date of determination without taking into account any of the limitations set forth herein).

(g) All of the Purchase Shares issuable pursuant to the applicable Pre-Paid Purchase shall have been duly authorized by all necessary corporate action of Company. All Purchase Shares relating to all prior Pre-Paid Purchases required to have been received by Investor under each Pre-Paid Purchase shall have been delivered to Investor in accordance with such Pre-Paid Purchase.

(h) Upon request, Company shall have delivered to Investor a certificate evidencing the incorporation and good standing of Company as of a date within ten (10) days of the Pre-Paid Purchase Date.

(i) The board of directors of Company has approved the transactions contemplated by the Transaction Documents and the applicable Pre-Paid Purchase; said approval has not been amended, rescinded

or modified and remains in full force and effect as of the date hereof, and a true, correct and complete copy of such resolutions duly adopted by the board of directors of Company shall have been provided to Investor.

(j) Each and every representation and warranty of Company shall be true and correct in all material respects (other than representations and warranties qualified by materiality, which shall be true and correct in all respects) as of the date when made and as of the date of the Pre-Paid Purchase Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date) and Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions set forth in each Transaction Document required to be performed, satisfied or complied with by Company at or prior to the applicable Pre-Paid Purchase Date.

(k) Trading in the Ordinary Shares shall not have been suspended by the SEC, the Principal Market or FINRA, Company shall not have received any final and non-appealable notice that the listing or quotation of the Ordinary Shares on the Principal Market shall be terminated on a date certain (unless, prior to such date certain, the Ordinary Shares is listed or quoted on any subsequent Principal Market), nor shall there have been imposed any suspension of, or restriction on, accepting additional deposits of the Ordinary Shares, electronic trading or book-entry services by DTC with respect to the Ordinary Shares that is continuing, Company shall not have received any notice from DTC to the effect that a suspension of, or restriction on, accepting additional deposits of the Ordinary Shares, electronic trading or book-entry services by DTC with respect to the Ordinary Shares is being imposed or is contemplated (unless, prior to such suspension or restriction, DTC shall have notified Company in writing that DTC has determined not to impose any such suspension or restriction).

(l) Company shall have obtained all governmental, regulatory or third-party consents and approvals, if any, necessary for the sale of the Purchase Shares.

(m) To Company's knowledge, no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(n) Since the date of execution of this Agreement, no event or series of events shall have occurred that has resulted in or would reasonably be expected to result in a material adverse effect, or an Event of Default.

(o) The Pre-Paid Purchase Outstanding Balance shall be less than $750,000.00.

(p) The market capitalization of Company must be greater than or equal to $5,000,000.00.

(q) Company shall have notified the Principal Market of the issuance of all of the Purchase Shares hereunder, in accordance with the Principal Market's customary process for the listing of additional shares.

(r) Company shall have delivered to Investor a compliance certificate executed by the Chief Executive Officer of Company certifying that Company has complied with all of the conditions precedent to the applicable Pre-Paid Purchase set forth herein and which may be relied upon by Investor as evidence of satisfaction of such conditions without any obligation to independently verify.

(s) Company and its subsidiaries shall have delivered to Investor such other documents, instruments or certificates relating to the transactions contemplated by this Agreement or the Pre-Paid Purchases as Investor or its counsel may reasonably request.

(t) The Purchase Shares would be available for immediate resale by Investor in Investor's brokerage account.

(u) Company's book value as reported in its most recent Periodic Report is at least $5,000,000.00.

(v) Company has taken the steps to become subject to home country rules with respect to Nasdaq Listing Rule 5635(d), and such election is still in full force and effect.

(w) The value of the outstanding Pre-Delivery Shares is at least 50% of the Pre-Paid Purchase Outstanding Balance (including the amount set forth in the Request).

(x) Company is not in a noncompliance period with Nasdaq continued listing requirements.

(y) The par value of the Ordinary Shares is less than or equal to $0.001 per share.